SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

—	Report of the Board of Statutory Auditors on the 2003 Consolidated Financial Statements of the Enel Group;
—	Report of the External Auditors on the 2003 Consolidated Financial Statements of the Enel Group;
—	Press Release dated May 21, 2004;
—	Press Release dated June 3, 2004;
—	Press Release dated June 3, 2004;
—	Notices relating to trading of Enel shares by Senior Management dated from May 24, 2004 to June 3, 2004;
—	Report on the first quarter of 2004.

Report of the Board of Statutory Auditors on the 2003
Consolidated Financial Statements of the Enel Group

To our Shareholders:

     The Consolidated Financial Statements of the Enel Group at December 31, 2003 have been prepared by the Parent company, Enel S.p.A., in accordance with the provisions contained in Legislative Decree 127 dated April 9, 1991, and are made up by the Consolidated Balance Sheet, Consolidated Income Statement and the related Notes, in addition to the Report of the Board of Directors.

     The Report provides adequate information on operations and in particular considerations on financial and economic aspects. With reference to article 40 of the mentioned Legislative Decree, moreover, the Report of the Board of Directors contains a description of Research and Development activities, of significant events occurred after the balance sheet date and the outlook for 2004.

     The Board of Statutory Auditors acknowledges that consolidated companies — whose list and description is provided pursuant to article 39 of Legislative Decree 127/91 — have been recorded correctly in compliance with article 26 of the mentioned Legislative Decree.

     In 2003, the scope of consolidation underwent changes as a result of the disposal of Interpower S.p.A. and the acquisition of the Maritza East III Power Company and Unión Fenosa Energías Especiales.

     The Board of Statutory Auditors examined the financial statements of consolidated subsidiaries and found them to be correct and in line with current statutory regulations. The Consolidated Balance Sheet and Income Statement for the year 2003 were compared with those for 2002. The notes to the accounts contain the information prescribed by article 38, Legislative Decree 127/91. In particular, they include a description of the most significant accounting principles applied, in line with those adopted by the Parent Company and those applied in the preparation of the accounts for 2002. The notes to the accounts illustrate moreover the consolidation principles applied, pursuant to the provisions of articles 31 and 32 of the mentioned Legislative Decree, that are in line with those applied in the previous year. Items of the Financial Statements and significant changes from the previous year are commented upon.

     The Board of Statutory Auditors, based also on contacts held with external auditors KPMG S.p.A., that issued an auditing report on the Consolidated Financial Statements of the Enel Group for 2003 with no exception, has no observation to make on the same Financial Statements.

Rome, May 4, 2004

The Board of Statutory Auditors

Report of the External Auditors on the 2003
Consolidated Financial Statements of the Enel Group

To the shareholders of Enel S.p.A.

1	We have audited the consolidated financial statements of Enel S.p.A. and subsidiaries (the Enel Group) as at and for the year ended 31 December 2003. These financial statements are the responsibility of the management of Enel S.p.A. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2	We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The responsibility for the audit of the financial statements of the subsidiary Wind Telecomunicazioni S.p.A., representing 14.3% and 13.6% of consolidated assets and consolidated revenues respectively, rests with other auditors.

Reference should be made to our report dated 2 May 2003 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3	In our opinion, the consolidated financial statements of the Enel Group as at and for the year ended 31 December 2003 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the Group.

4	We draw your attention to the disclosures provided by the directors in the notes to the consolidated financial statements in respect of certain disputes in course and other uncertain situations, in which the Enel Group is involved, mainly of a tariff, environmental and urban nature, from which costs may be incurred in the case of an unfavourable outcome, which is, however, considered remote. Such costs are not quantifiable at the present date.

Rome, May 3, 2004

KPMG S.p.A.

Press Release

ENEL SHAREHOLDERS’ MEETING APPROVES AGENDA, RESOLVES A DIVIDEND OF 0.36 EURO PER SHARE AND NOMINATES THE BOARD OF STATUTORY AUDITORS

Rome, May 21, 2004 — An ordinary and extraordinary Meeting of Enel S.p.A. Shareholders took place today in Rome under the chairmanship of Piero Gnudi.

In the ordinary Meeting, Enel S.p.A.’s financial statements for the year ended December 31, 2003 were approved and the Group’s consolidated results were presented. At the proposal of the Board of Directors, the distribution of a dividend of 0.36 euro per share was also resolved. The dividend will be paid as from June 24, 2004, with the “ex dividend” date falling on June 21, 2004.

During the ordinary Meeting, the Board of Statutory Auditors was re-appointed. It consists of Angelo Provasoli (nominated as chairman), Carlo Conte and Franco Fontana (regular auditors, the latter confirmed in this role), Giancarlo Giordano and Paolo Sbordoni (alternate auditors). The Board of Statutory Auditors will remain in place until the approval of the 2006 financial statements.

In the extraordinary Meeting, the Shareholders approved amendments to the corporate bylaws in accordance with the Italian corporate law reform (so called “Vietti Reform”) and the new discipline of the “special powers” of the Italian government as stated in the 2004 budget Law (Law no. 350 issued on December 24, 2003).

In the extraordinary Meeting, the Shareholders also granted the Board of Directors a five-year authorization to increase the share capital by a maximum of 38,527,550 euro in connection with the 2004 stock-option plan reserved for executives of the Enel Group and approved by the Board on March 29, 2004.

Press Release

THE BOARD OF ENEL DEFINES THE INDICATIVE VALUATION RANGE FOR TERNA’S CAPITAL

Rome, June 3, 2004 — The Board of Directors of Enel met today under the chairmanship of Piero Gnudi and determined the indicative valuation range for Terna’s share capital for the sole purpose of facilitating the gathering of expressions of interest from institutional investors. This is part of the Global Offering of Terna shares and their stock market listing.

Taking into consideration the analysis conducted by the Global Coordinators, the indicative valuation range has been set between a minimum of Euro 3.24 billion and a maximum of Euro 3.7 billion (equal to a valuation per share between a minimum of Euro 1.62 and a maximum of Euro 1.85).

However, this valuation range is not binding in relation to the determination of the maximum offer price or the definitive price of Terna’s shares. These will be determined in accordance with the methods indicated in the Prospectus and made public in separate announcements by June 13 and June 20, respectively.

Meetings between Terna’s management and institutional investors (roadshow) will begin in Milan on June 7, 2004 and end on June 18, 2004.

The offer reserved for the public in Italy (IPO), for which Mediobanca will act as Placement Manager and Sponsor, will begin on June 14, 2004 and conclude on June 18, 2004, while payment for the shares is scheduled for June 23, 2004.

This offer will be structured as follows:

•	an offer reserved for Enel Group employees (as defined in the Prospectus);

•	an offer for an amount not greater than 50% of the IPO reserved for subjects who on May 27, 2004 (publication date of the Prospectus) were Enel shareholders and also resident in Italy;

•	an offer reserved for the general public.

The IPO will include an incentive consisting of the allocation of Terna shares without charge (bonus share) for subscribers who retain ownership of the shares acquired during the IPO without interruption for 18 months. The bonus share will consist of 1 share for every 20 held for the general public and Enel shareholders and 1 share for every 10 held by employees.

The general public and Enel shareholders will be able to subscribe to the IPO at banks and post offices.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States, Italy or any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement (and the information contained herein) is not for publication or distribution in the United States of America. The information contained herein is restricted and is not for distribution in Australia, Canada or Japan.

Press Release

ENEL SIGNS CONTRACT FOR THE SALE OF “NEW REAL”, AN ENEL GROUP REAL ESTATE COMPANY

Rome, June 3, 2004 — Enel and the consortium formed by DB Real Estate Global Opportunities 1B, L.P. (an investment fund affiliated with Deutsche Bank) and CDC IXIS, through its vehicle Excelsia Otto, signed a contract for the transfer of the share capital of New Real S.p.A., an Enel company to which the real estate branch of Enel Real Estate were transferred in December 2003.

The total value of the transaction — as approved by the Board of Directors of Enel on March 18, 2004 — is 1.4 billion euro and refers to 887 properties which are for the most part used by Enel group companies.

The transfer of shares, which will complete the transaction, is expected at the beginning of July.

In preparation for the sale, a further 333 properties will be transferred from New Real to an Enel company, Dalmazia Trieste, for the purpose of value enhancement and separate sale. These properties have a total value of approximately 380 million euro.

The signing of this contract marks the completion of one of the most significant transactions ever in the Italian real estate market. The sale is a further important step in Enel’s strategy of focusing on its core electricity and gas business.

Further, the contract confirms the interest of two of Europe’s most important financial institutions, Deutsche Bank, which provided financing for the consortium through its Real Estate Debt Market division, and CDC-IXIS in the Italian real estate market.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Andrea Angelino	Title: Head of Administration and Services Department — Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	in the transaction	Source[3]
May 28, 2004	S	AZO Enel	IT0003128367	28,420	€5.240	€148,920.80	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	28,420	€6.700	€190,414.00	Market transaction

Sub-TOTAL (A)[4]						€339,334.80

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction[5]	instrument[6]	Category[7]	ISIN code	instrument[8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features[9]
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL(B)[10]									0

TOTAL (A)+(B)									€339,334.80

1 Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

2 Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preferred shares;

AZR = saving shares;

OBCV = convertible bonds;

O = other, in which case specify the financial instrument.

Also indicate the company that issued the financial instrument involved in the transaction.

3 Indicate the kind of action from which the transaction derives:

-     market transaction;

-     off-market transaction;

-     conversion of convertible bonds;

-     exercise of stock options or preemptive rights;

-     exercise of warrants;

-     exercise of derivative instruments or covered warrants;

-     other, in which case specify.

4 Indicate the total amount of the transactions listed in the form.

5 Indicate the kind of transaction:

A = Purchase;

V = Sale;

O = other, in which case specify.

6 Indicate the kind of derivative financial instrument involved in the transaction:

W = warrants;

OPZ = options;

PR = traditional option contracts;

CW = covered warrants;

O = other, in which case specify.

7 Indicate the category of derivative financial instrument involved in the transaction:

C = call;

P = put;

O = other, in which case specify.

8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Fabio Bonomo	Title: Company Law and Securities Exchange Regulations Compliance Manager — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 24, 2004	S	AZO Enel	IT0003128367	15,218	€5.240	€179,742.32	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	15,218	€6.630	€100,895.34	Market transaction

Sub-TOTAL (A)						€180,637.66

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL(B)									0

TOTAL (A)+(B)									€180,637.66

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Alessandro Bufacchi	Title: Director of Information & Communication Technology Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 2, 2004	S	AZO Enel	IT0003128367	66,488	€6.426	€427,251.89	Exercise of stock options
June 2, 2004	V	AZO Enel	IT0003128367	66,488	€6.710	€446,134.48	Market transaction

Sub-TOTAL (A)						€873,386.37

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€873,386.37

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Vincenzo Cannatelli	Title: Chairman of the Board of Directors of Enel Distribuzione S.p.A. and Chief Operating Officer of Infrastructure, Networks and Sales Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 26, 2004	S	AZO Enel	IT0003128367	100,000	€5.240	€524,000.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	100,000	€6.650	€665,000.00	Market transaction

Sub-TOTAL (A)						€1,189,000.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€1,189,000.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Antonio Cardani	Title: Director of Audit Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 26, 2004	S	AZO Enel	IT0003128367	20,000	€5.240	€104,800.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	20,000	€6.630	€132,600.00	Market transaction
May 26, 2004	S	AZO Enel	IT0003128367	20,000	€5.240	€104,800.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	20,000	€6.650	€133,000.00	Market transaction
May 28, 2004	S	AZO Enel	IT0003128367	127,500	€6.426	€819,315.00	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	127,500	€6.700	€854,250.00	Market transaction
May 28, 2004	S	AZO Enel	IT0003128367	24,454	€5.240	€128,138.96	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	24,454	€6.700	€163,841.80	Market transaction

Sub-TOTAL (A)						€2,440,745.76

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€2,440,745.76

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Salvatore Cardillo	Title: Director of Legal Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 26, 2004	S	AZO Enel	IT0003128367	64,454	€5.240	€337,738.96	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	64,454	€6.630	€427,330.02	Market transaction
May 26, 2004	S	AZO Enel	IT0003128367	100,000	€6.426	€642,600.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	100,000	€6.630	€663,000.00	Market transaction

Sub-TOTAL (A)						€2,070,668.98

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€2,070,668.98

     For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Pier Matteo Codazzi	Title: Head of Planning and Control Department — Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 24, 2004	S	AZO Enel	IT0003128367	32,227	€5.240	€168,869.48	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	32,227	€6.600	€212,698.20	Market transaction
May 26, 2004	S	AZO Enel	IT0003128367	16,113	€5.240	€184,432.12	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	16,113	€6.650	€107,151.45	Market transaction

Sub-TOTAL (A)						€573,151.25

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€573,151.25

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Gianluca Comin	Title: Director of Communication Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 26, 2004	S	AZO Enel	IT0003128367	127,040	€5.240	€665,689.60	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	127,040	€6.650	€844,816.00	Market transaction

Sub-TOTAL (A)						€1,510,505.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€1,510,505.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Fulvio Conti	Title: Chief Financial Officer — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 31, 2004	S	AZO Enel	IT0003128367	100,000	€5.240	€524,000.00	Exercise of stock options
May 31, 2004	V	AZO Enel	IT0003128367	100,000	€6.700	€670,000.00	Market transaction

Sub-TOTAL (A)						€1,194,000.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€1,194,000.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Pierangelo Fadel	Title: Head of Legal and Corporate Affairs Department — Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 27, 2004	S	AZO Enel	IT0003128367	28,420	€5.240	€148,920.80	Exercise of stock options
May 27, 2004	V	AZO Enel	IT0003128367	28,420	€6.650	€188,993.00	Market transaction

Sub-TOTAL (A)						€337,913.80

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€337,913.80

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Fulvia Fazio	Title: Head of Communication Department — Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 27, 2004	S	AZO Enel	IT0003128367	28,420	€5.240	€148,920.80	Exercise of stock options
May 27, 2004	V	AZO Enel	IT0003128367	28,420	€6.660	€189,277.20	Market transaction

Sub-TOTAL (A)						€338,198.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€338,198.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Sandro Fontecedro	Title: Chairman of the Board of Directors of Enel Produzione S.p.A. and Chief Operating Officer of Generation & Energy Management Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial					Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price		in the transaction		Source
May 24, 2004	S	AZO Enel	IT0003128367	64,454	€5.	240	€337,738.	96	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	64,454	€6.	600	€425,396.	40	Market transaction
May 24, 2004	S	AZO Enel	IT0003128367	67,500	€6.	426	€433,755.	00	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	67,500	€6.	6055	€445,871.	25	Market transaction
May 31, 2004	S	AZO Enel	IT0003128367	60,000	€6.	426	€385,560.	00	Exercise of stock options
May 31, 2004	V	AZO Enel	IT0003128367	60,000	€6.	700	€402,000.	00	Market transaction

Sub-TOTAL (A)							€2,430,321.	61

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)										0

TOTAL (A) + (B)										€2,430,321.61

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Maria Raffaella Leone	Title: Executive Assistant to the CEO of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction		Source
May 26, 2004	S	AZO Enel	IT0003128367	64,454	€5.240	€337,738.	96	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	64,454	€6.650	€428,619.	10	Market transaction

Sub-TOTAL (A)						€766,358.	06

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)										0

TOTAL (A) + (B)										€766,358.06

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Claudio Machetti	Title: Head of Finance Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction		Source
May 24, 2004	S	AZO Enel	IT0003128367	15,000	€5.240	€78,600.	00	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	15,000	€6.600	€99,000.	00	Market transaction
May 27, 2004	S	AZO Enel	IT0003128367	10,000	€5.240	€52,400.	00	Exercise of stock options
May 27, 2004	V	AZO Enel	IT0003128367	10,000	€6.670	€66,700.	00	Market transaction
May 28, 2004	S	AZO Enel	IT0003128367	10,000	€5.240	€52,400.	00	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	10,000	€6.710	€67,100.	00	Market transaction

Sub-TOTAL (A)						€416,200.	00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)										0

TOTAL (A) + (B)										€416,200.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Maria Cristina Milano	Title: Head of Communication Department — Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 24, 2004	S	AZO Enel	IT0003128367	15,218	€5.240	€179,742.32	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	15,218	€6.600	€100,438.80	Market transaction
May 24, 2004	S	AZO Enel	IT0003128367	29,100	€6.426	€186,996.60	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	29,100	€6.600	€192,060.00	Market transaction

Sub-TOTAL (A)						€559,237.72

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€559,237.72

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                    delayed

Declarer: Vito Rossi	Title: Head of Department of Corporate Affairs — Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 24, 2004	S	AZO Enel	IT0003128367	15,218	€5.240	€179,742.32	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	15,218	€6.600	€100,438.80	Market transaction

Sub-TOTAL (A)						€180,181.12

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€180,181.12

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Marco Salemme	Title: Head of Administration and Services Department — Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 24, 2004	S	AZO Enel	IT0003128367	28,420	€5.240	€148,920.80	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	28,420	€6.620	€188,140.40	Market transaction
May 27, 2004	S	AZO Enel	IT0003128367	29,100	€6.426	€186,996.60	Exercise of stock options
May 27, 2004	V	AZO Enel	IT0003128367	29,100	€6.660	€193,806.00	Market transaction

Sub-TOTAL (A)						€717,863.80

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€717,863.80

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Salvatore Sardo	Title: Director of Purchase Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 26, 2004	S	AZO Enel	IT0003128367	50,000	€5.240	€262,000.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	50,000	€6.620	€331,000.00	Market transaction
May 26, 2004	S	AZO Enel	IT0003128367	50,000	€5.240	€262,000.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	50,000	€6.650	€332,500.00	Market transaction
May 28, 2004	S	AZO Enel	IT0003128367	93,421	€5.240	€489,526.04	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	93,421	€6.700	€625,920.70	Market transaction

Sub-TOTAL (A)						€2,302,946.74

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€2,302,946.74

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Claudio Sartorelli	Title: Director of Department of Corporate Affairs — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 24, 2004	S	AZO Enel	IT0003128367	30,000	€5.240	€157,200.00	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	30,000	€6.600	€198,000.00	Market transaction
May 28, 2004	S	AZO Enel	IT0003128367	34,454	€5.240	€180,538.96	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	34,454	€6.680	€230,152.72	Market transaction

Sub-TOTAL (A)						€765,891.68

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€765,891.68

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Paolo Scaroni	Title: Chief Executive Officer and General Manager — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 25, 2004	S	AZO Enel	IT0003128367	200,000	€5.240	€1,048,000.00	Exercise of stock options
May 25, 2004	V	AZO Enel	IT0003128367	200,000	€6.600	€1,320,000.00	Market transaction
May 26, 2004	S	AZO Enel	IT0003128367	200,000	€5.240	€1,048,000.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	200,000	€6.620	€1,324,000.00	Market transaction
May 26, 2004	S	AZO Enel	IT0003128367	200,000	€5.240	€1,048,000.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	200,000	€6.630	€1,326,000.00	Market transaction
May 26, 2004	S	AZO Enel	IT0003128367	200,000	€5.240	€1,048,000.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	200,000	€6.640	€1,328,000.00	Market transaction
May 26, 2004	S	AZO Enel	IT0003128367	200,000	€5.240	€1,048,000.00	Exercise of stock options
May 26, 2004	V	AZO Enel	IT0003128367	200,000	€6.650	€1,330,000.00	Market transaction
May 27, 2004	S	AZO Enel	IT0003128367	260,000	€5.240	€1,362,400.00	Exercise of stock options
May 27, 2004	V	AZO Enel	IT0003128367	260,000	€6.670	€1,734,200.00	Market transaction
May 28, 2004	S	AZO Enel	IT0003128367	250,000	€6.480	€1,620,000.00	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	250,000	€6.700	€1,675,000.00	Market transaction
May 28, 2004	S	AZO Enel	IT0003128367	210,832	€6.480	€1,366,191.36	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	210,832	€6.720	€1,416,791.04	Market transaction
June 1, 2004	S	AZO Enel	IT0003128367	27,261	€6.480	€176,651.28	Exercise of stock options
June 1, 2004	V	AZO Enel	IT0003128367	27,261	€6.720	€183,193.92	Market transaction

Sub-TOTAL (A)						€21,402,427.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€21,402,427.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Luca Solfaroli Camillocci	Title: Head of Planning and Control Department — Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 24, 2004	S	AZO Enel	IT0003128367	28,420	€5.240	€148,920.80	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	28,420	€6.590	€187,287.80	Market transaction

Sub-TOTAL (A)						€336,208.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)									0

TOTAL (A) + (B)									€336,208.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Carlo Tamburi	Title: Head of Merger & Acquisition Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 28, 2004	S	AZO Enel	IT0003128367	64,454	€5.240	€337,738.96	Exercise of stock options
May 28, 2004	V	AZO Enel	IT0003128367	64,454	€6.670	€429,908.18	Market transaction

Sub-TOTAL (A)						€767,647.14

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)										0

TOTAL (A) + (B)										€767,647.14

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Luciana Tarozzi	Title: Head of Administration Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 1, 2004	S	AZO Enel	IT0003128367	64,454	€5.240	€337,738.96	Exercise of stock options
June 1, 2004	V	AZO Enel	IT0003128367	64,454	€6.690	€431,197.26	Market transaction

Sub-TOTAL (A)						€768,936.22

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)										0

TOTAL (A) + (B)										€768,936.22

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Luca Torchia	Title: Investor Relations Manager Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction		Source
May 24, 2004	S	AZO Enel	IT0003128367	15,218	€5.240	€79,742.	32	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	15,218	€6.620	€100,743.	16	Market transaction
May 24, 2004	S	AZO Enel	IT0003128367	29,100	€6.426	€186,996.	60	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	29,100	€6.620	€192,642.	00	Market transaction

Sub-TOTAL (A)						€560,124.	08

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)										0

TOTAL (A) + (B)										€560,124.08

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:                    periodic                    immediate                     delayed

Declarer: Eugenio Vaccari	Title: Head of Department of Legal Affairs — Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction		Source
May 24, 2004	S	AZO Enel	IT0003128367	28,420	€5.240	€148,920.	80	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	28,420	€6.620	€188,140.	40	Market transaction
May 24, 2004	S	AZO Enel	IT0003128367	29,100	€6.426	€186,996.	60	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	29,100	€6.620	€192,642.	00	Market transaction

Sub-TOTAL (A)						€716,699.	80

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)										0

TOTAL (A) + (B)										€716,699.80

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Report on the 1st Quarter of 2004

The Enel structure

CORPORATE

Enel SpA

Generation and Energy Management

- Enel Produzione
- Enel Green Power
- Enel Trade
- Enel Logistica Combustibili
- Conphoebus

Networks, Infrastructure and Sales

Electricity

- Enel Distribuzione
- Enel Energia
- Deval
- Enel Sole
- Enel.si

Gas

- Enel Distribuzione Gas
- Enel Rete Gas
- Enel Gas
- Sicilmetano
- Sicilmetano Energy

International Operations

- Viesgo Generación
- Enel Unión Fenosa Renovables
- Maritza
- Enel North America
- Enel Latin America
- Electra de Viesgo Distribución
- Viesgo Energia

Telecommunications

- WIND
- Enel.Net

Services and Other Activities

- Enel.it
- Ape
- Sfera
- Enel Facility Management
- Newreal
- Enelpower
- Enel.Hydro
- Enel Factor
- Enel.Re

Transmission Networks

- Terna
- TSN - Novatrans

Highlights

	1st Quarter
	2004	2003
Income data (in millions of euro)
Revenues	8,029	8,069
Gross operating margin	2,642	2,376
Operating income	1,560	1,204
Group net income	688	864

Financial data (in millions of euro)
Net capital employed	45,098	45,489	(1)
Net financial debt	23,085	24,174	(1)
Shareholders’ Equity including minority interests	22,013	21,315	(1)
Cash generated by current operating activities	1,772	1,578
Capital expenditure	624	771

Per share data (euro)
Group net income per share	0.11	0.14
Group Shareholders’ Equity per share	3.60	3.48	(1)

Operating data
Domestic electricity sales on the free and regulated market (TWh)(2)	40.8	38.3
Electricity transported on the domestic distribution network (TWh)(2)	63.1	60.2
Gas sales (billion cubic meters)	2.7	2.8
— of which to end users (billion cubic meters)	2.1	1.8
Net domestic electricity generation (TWh)	32.0	32.7
Employees at period-end (no.)	63,379	64,770	(1)

Market indicators
Average tariff covering fuel costs (€¢/kWh)	3.98	4.11
Average Brent oil price ($/b)	32.0	31.5
Low -sulfur content fuel oil average price ($/t)(3)	165.4	208.6
Average price of coal ($/t fob)(4)	44.1	36.3
Average $/€ exchange rate	1.250	1.073
Six-month Euribor rate (average for the Quarter)	2.07%	2.60%

(1)	At Dec. 31, 2003.

(2)	Excluding sales to resellers.

(3)	Platt’s CIF Med Index.

(4)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Divisions

	1st Quarter			1st Quarter			1st Quarter
				Gross operating
In millions of euro	Revenues			margin			Operating income
	2004	2003		2004	2003		2004	2003
Generation and Energy Management	2,967	3,460	-14.2%	993	1,171	-15.2%	722	893	-19.1%
Networks, Infrastructure and Sales	5,466	5,257	4.0%	952	572	66.4%	746	247	202.0%
International operations	251	190	32.1%	77	57	35.1%	32	18	77.8%
Transmission networks	281	248	13.3%	210	183	14.8%	166	120	38.3%
Telecommunications(1)	1,075	1,044	3.0%	285	230	23.9%	(177)	(168)	-5.4%
Parent Company	240	263	-8.7%	58	56	3.6%	52	50	4.0%
Services and Other activities	481	555	-13.3%	72	136	-47.1%	24	73	—
Elisions and adjustments	(2,732)	(2,948)	—	(5)	(29)	—	(5)	(29)	—

Total	8,029	8,069	-0.5%	2,642	2,376	11.2%	1,560	1,204	29.6%

	1st Quarter
	Capital			Net capital
In millions of euro	expenditure			employed			Employees (no.)
				at March 31,	at Dec. 31		at March 31,	at Dec. 31,
	2004	2003		2004	2003		2004	2003
Generation and Energy Management	118	100	18.0%	11,399	11,947	-4.6%	10,241	10,318	-0.7%
Networks, Infrastructure and Sales	330	393	-16.0%	12,040	11,360	6.0%	35,203	36,424	-3.4%
International operations	27	15	80.0%	3,158	3,132	0.8%	1,703	1,710	-0.4%
Transmission networks	59	93	-36.6%	3,608	3,580	0.8%	2,903	2,821	2.9%
Telecommunications(1)	72	144	-50.0%	13,022	13,203	-1.4%	8,673	8,769	-1.1%
Parent Company	—	—	—	—	—	—	541	522	3.6%
Services and Other activities	18	26	-30.8%	1,911	2,220	-13.9%	4,115	4,206	-2.2%
Elisions and adjustments	—	—	—	(40)	47	—	—	—	—

Total	624	771	-19.1%	45,098	45,489	-0.9%	63,379	64,770	-2.1%

(1)	The operating income and net capital employed include goodwill on the acquisition of Infostrada and of the interest in WIND formerly held by Deutsche Telekom and France Telecom, in terms of amortization and of carrying value.

Key events for the Quarter and subsequent events

•	On February 11, 2004, Risk — a British magazine among the highly regarded European publications dedicated to currency risk management — awarded Enel with the “Risk Management Award”, a prize attributed each year to the company that distinguishes itself in the management of financial risk. Enel was singled out for the excellence of a financial strategy focused on reducing and stabilizing the cost of debt, rather than generating profits from the management of derivatives.

•	On February 24, 2004, Enel and Russian private company ESN-Energo together won a contract for the management of the North Thermal power plant, located near St. Petersburg (NWTPP). Enel ESN Energo, a 50/50 partnership between Enel and ESN Energo, will manage the generation plant for three years, with the possibility of a one year extension. The plant, which consists of one 450 MW combined-cycle unit and generates about 3.4 billion kWh per year, supplies electricity to the Russian and Finnish markets.

•	On March 2, 2004, the Board of Directors of the Parent Company confirmed the intention to launch an initial public offer for Terna, authorizing the presentation of the Information Memorandum to Consob and of the application for the listing to Stock Market authorities.

•	On the same date, the Board of Directors of the Parent Company authorized also the presentation of a binding offer for the acquisition of a majority stake in two Romanian electricity distribution companies, Banat and Dobrogea, which together serve about 1,400,000 customers, representing 17% of the country’s total customer base.

•	As part of Enel’s strategy to focus on its core electricity and gas business, on March 2, 2004, the Board of Directors of the Parent Company resolved Enel’s gradual exit from the water sector. This will be achieved through the disposal of Enel.Hydro by direct negotiation, after the spin-off of engineering activities and of sewage treatment into a new subsidiary. These activities will be individually enhanced and sold.

•	On March 18, 2004, the Board of Directors of the Parent Company deemed as in line with Enel’s expectations the improved offer made by the DB Real Estate Management-CDC Ixis consortium for the acquisition of the entire capital stock of Newreal, a subsidiary that had previously received from Enel Real Estate its property portfolio. The consortium holds an exclusive for the signing of the sale contract expiring on May 31, 2004. After it has been underwritten, the contract will be submitted to the Antitrust Authority for approval. The offer relates to a package consisting of 887 properties whose market value amounts to euro 1.4 billion. Prior to the sale, 335 properties that are not part of the transaction will be transferred by Newreal to Dalmazia Trieste at a value of about euro 380 million, for the purpose of further value creation.

•	On March 18, 2004, Enel and IBM announced the creation of a partnership to sell to utilities worldwide Enel’s integrated system for the remote metering and management of electricity supplies. Utilities adopting the Enel metering system will be able to reduce considerably metering errors and technical assistance times, offering customers tariffs by time band that incentivate the use of electricity away from peak times.

•	On April 1, the Authority for Electricity and Gas initiated, through the issue of Resolution no. 54, an inquiry on the lack of availability of generation capacity that led to the disruptions of supply occurred on June 26, 2003. The Authority believes that Enel Produzione should have made available to the system about 2,300 MW of generation capacity that was “halted for periods longer than those planned for normal maintenance and upgrade”, as these are generation plants that benefit from the retrieval of stranded costs. Enel Produzione initiated procedures to contest the arguments put forth by the Authority. The inquiry is expected to be completed by July 2, 2004.

•	On May 6, 2004, Enel SpA launched a euro 1.5 billion fixed-rate bond issue. The issue is divided into two equal parts expiring respectively in 7 and 20 years. Seven-year bonds have an annual coupon of 4.125%, corresponding to a 25 basis point spread over the 7-year swap rate, while 20-year bonds have an annual coupon of 5.25%, corresponding to a 48 basis point spread over the 20-year swap rate.

Regulatory aspects

Sale price of electricity recognized to producers

Through Resolution no. 163 dated December 23, 2003, the Authority extended through January 2004 the functioning of the STOVE system, maintaining the different time of use (seasonal and hourly) applicable in 2003, until the start of operation of the Pool Market, deeming that the extra cost borne by non-eligible customers in such month would be gradually retrieved in subsequent months. With regards to the start of operation of the Pool Market, the Authority on the one side extended further the functioning of the STOVE (maintaining the same time of use as in 2003) until the start of the “merit-order dispatching”, and on the other set new time of use applicable from April 1, 2004 with Resolution no. 5 dated January 30, 2004.

Authority Resolution no. 20 dated February 19, 2004, reduced tariffs recognized to electricity producers for the months of March-May 2004. Enel and other operators appealed the said Resolution to the Lombardy Regional Administrative Court that suspended its application. Results for the quarter are therefore not influenced by the same.

Auctions held by the Single Buyer

On December 19, 2003, the Ministry of Productive Activities issued also a Decree that assigns to the Single Buyer, effective January 1, 2004, the responsibility and authority over the supply of electricity to non-eligible customers.

The Decree sets moreover the guidelines for the functioning of the Single Buyer, with particular reference to the means through which it can acquire electricity, among which over-the-counter bilateral contracts concluded outside the Pool Market.

In accordance with ministerial guidelines and criteria indicated in Authority Resolution no. 21/04, in March 2004 the Single Buyer published the terms for the auction for the bidding on the basis of discounts over a base price for both “Contratti bilaterali fisici in banda” and “Contratti differenziali”.

The auction for “Contratti bilaterali fisici in banda” involved 4,800 MW of total generation capacity divided into “electricity areas” of the Italian territory.

Enel Produzione won 3,620 MW on a total of 4,800 MW auctioned for “Contratti bilaterali fisici in banda”, and 15.3 billion kWh, distributed among areas and different types of contracts offered at the auction for “Contratti differenziali”.

Start of operation of the Pool Market

At the end of March 2004, the Authority issued a number of regulations defining main rules for the start of the merit order dispatching and of the market for electricity for the period from April 1 to December 31, 2004.

Overview and summary of results

Domestic electricity generation and demand

Domestic electricity flows (Source: ISO)

	1st Quarter
In millions of kWh	2004	2003	Change
Gross electricity generation:
— Thermal	63,664	59,401	4,263	7.2%
— Hydroelectric	9,952	11,453	(1,501)	-13.1%
— Geothermal and other resources	1,966	1,658	308	18.6%
Total gross electricity generation	75,582	72,512	3,070	4.2%

Auxiliary services consumption	(3,395)	(3,315)	(80)	2.4%

Net electricity generation	72,187	69,197	2,990	4.3%

Net electricity imports	12,456	13,859	(1,403)	-10.1%

Electricity delivered to the network	84,643	83,056	1,587	1.9%

Consumption for pumping	(2,759)	(2,656)	(103)	3.9%

Electricity demand	81,884	80,400	1,484	1.8%

•	In the 1st Quarter of 2004, domestic electricity demand grew by 1.8% on the same period in 2003 to 81.9 billion kWh;

•	net electricity generation grew by 4.3%, accounting for 84.8% of electricity demand (as compared with 82.8% in the same period in 2003). Thermal generation grew by 7.2%, while hydroelectric power generation declined by 13.1% due to the lower water supply;

•	net electricity imports decline by 10.1%, contributing to satisfy 15.2% of electricity demand.

Enel domestic electricity generation and sales

Enel generation and sales (domestic)

	1st Quarter
In millions of KWh	2004	2003	Change
Net electricity generation	32,015	32,668	(653)	-2.0%

Electricity purchases	20,553	20,931	(378)	-1.8%

Sales to wholesalers(1)	6,210	8,849	(2,639)	-29.8%

Sales on the regulated market(2)	35,758	35,712	46	0.1%

Sales on the free market(2)	5,010	2,574	2,436	94.6%

Electricity transported on Enel Distribuzione’s network(2)	63,099	60,222	2,877	4.8%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.

•	Net electricity generation, amounting to 32.0 billion kWh, declined by 2.0% on the 1st Quarter of 2003. In such context, thermal generation was stable (up 0.9%), while hydroelectric generation declined by 13.7% due to the poor water supply, particularly in January 2004;

•	electricity purchases for the quarter amounted to 20.6 billion kWh, down 1.8% on the 1st Quarter of 2003. Imports pursuant to long-term contracts declined, while purchases from the Single Buyer are gradually replacing those from domestic suppliers;

•	wholesale sales amounted to 6.2 billion kWh, declining by 29.8% due primarily to a reduction in the amount of electricity withdrawn from the network by free market operators in the context of transactions managed by the ISO;

•	sales on the regulated market (excluding sales to resellers) amounted to 35.8 billion kWh, in line with the 1st Quarter of 2003 (35.7 billion kWh), benefiting also from the refining of techniques for the measurement of volumes of electricity purchased and distributed, but not yet billed at the end of the period;

•	sales on the free market amounted to 5.0 billion kWh increasing sharply (up 94.6%) on the 1st Quarter of 2003 due primarily to higher sales to large electricity users;

•	electricity transported on Enel Distribuzione’s network (net of sales to resellers) amounted to 63.1 billion kWh, up 4.8% on the 1st Quarter of 2003 (60.2 billion kWh). Excluding the impact of the refining of the mentioned measurement techniques, the increase would have been equal to 1.8%.

Enel results

•	Revenues for the 1st Quarter of 2004 amounted to euro 8,029 million, in line with the same period in 2003 (euro 8,069 million). Sales of electricity and gas amounted to euro 5,875 million and increase by euro 241 million (up 4.3%), while revenues from non-core activities decline;

•	the gross operating margin amounted to euro 2,642 million, as compared with euro 2,376 million in the 1st Quarter of 2003 (up euro 266 million). New rules on the equalization of margins of electricity distributors determined an increase of euro 304 million, destined to be reabsorbed in the course of the year. Net of such seasonal component and of non-recurring income recorded in the 1st Quarter of 2003 (past years’ CIP Regulation no. 6/92 contributions amounting to euro 60 million) the gross operating margin grows by euro 22 million (up 1%). The operating performance allowed in fact to offset the impact of tariff changes and the decline in hydroelectric generation;

•	operating income amounts to euro 1,560 million, as compared with euro 1,204 million in the 1st Quarter of 2003 (up euro 356 million). The additional euro 90 million increase over the growth registered by the gross operating margin reflects primarily the euro 145 million decline in depreciation charges on domestic electricity transmission and distribution networks as a result of the extension of their residual useful economic life, partly offset by higher amortization charges in the telecommunications sector;

•	net extraordinary items are negative by euro 19 million, as compared with positive euro 338 million in the 1st Quarter of the previous year due to the euro 359 million capital gain recorded on the disposal of Interpower;

•	group net income for the 1st Quarter of 2004 is equal to euro 688 million, as compared with euro 864 million in the same period in the previous year, representing a euro 176 million decline (down 20.4%) due to the absence of the above mentioned extraordinary income;

•	cash generated by current operating activities amounts to euro 1,772 million, as compared with euro 1,578 million on the 1st Quarter of 2003 (up euro 194 million);

•	capital expenditure in the quarter amounts to euro 624 million, down euro 147 million on the 1st Quarter of the previous year. The decline is concentrated in the Telecommunications sector (down euro 72 million) and in the Networks, Infrastructure and Sales divisions (down euro 63 million);

•	net capital employed at March 31, 2004 amounts to euro 45,098 million, declining by euro 391 million (down 0.9%) on December 31, 2003. The reduction reflects the surplus of depreciation and amortization expense over capital expenditure made in the period;

•	at the end of March 2004, the headcount was 63,379, representing a reduction of 1,391 employees on December 31, 2003 (down 2.1%). Changes in the scope of activity (disposal of businesses in the environmental sector and acquisition of Sicilmetano) resulted in a net reduction of 814 employees, while terminations, net of hiring, amount to 577.

Outlook

Starting from April 1, 2004, the merit order dispatching system will become operational. Under such system the electricity price results from the matching of bids and offers made by producers. In April trading was carried out regularly and no significant impact is expected on Enel’s margins in 2004.

In light of results achieved in the 1st Quarter of 2004 and based on management policies aimed at the continuing improvement in operating efficiency and the containment of costs, Enel expects an improvement in annual operating income over 2003.

With regards to Enel’s financial structure, a slight decline in net financial debt as compared to the end of 2003 is expected.

Form and content of the Consolidated Financial Statements

The Income Statement, Balance Sheet and detail of Net Financial Debt included below are reported in the same format adopted in the “Financial review” section of the Report on operations included in the related Annual Report for the year 2003.

Accounting and consolidation principles used in the preparation of the present quarterly report are in line with those adopted in the preparation of the Consolidated Financial Statements at December 31, 2003.

Changes in the scope of consolidation for the 1st Quarter of 2004 as compared to the 1st Quarter of 2003 are limited to:

•	Maritza (generation of electricity in Bulgaria) consolidated from April 1, 2003;

•	Enel Unión Fenosa Renovables (generation of electricity from renewable resources in Spain) acquired at the end of December 2003;

•	Sicilmetano e Sicilmetano Energy (distribution and sale of natural gas to end users) acquired in January 2004 and consolidated from January 1, 2004;

•	Aimeri Group (environmental services) sold in January 2004 and deconsolidated from January 1, 2004.

Such changes are of limited significance and do not affect the comparability of results between the two periods; it is therefore not been deemed necessary to prepare a restated income statement for the 1st Quarter of 2003.

The estimated residual useful life of transmission and distribution networks owned by Enel in Italy was extended in 2003 after an appropriate review. The application in the 1st Quarter of 2004 of lower depreciation rates for such assets with respect to those applied in the 1st Quarter of 2003 resulted in a euro 145 million reduction in the depreciation charge over 2003, of which euro 25 million relating to transmission lines and euro 120 million to distribution networks.

Consolidated Income Statement

	1st Quarter
In millions of euro	2004		2003		Change
		(%)		(%)		(%)
Revenues:
— Electricity sales and Electricity Equalization Fund contributions	5,315	66.2	5,139	63.7	176	3.4
— Telecommunication services	999	12.4	947	11.7	52	5.5
— Gas sold to end users	560	7.0	495	6.1	65	13.1
— Other services, sales and revenues	1,155	14.4	1,488	18.5	(333)	-22.4
Total revenues	8,029	100.0	8,069	100.0	(40)	-0.5

Operating costs:
— Personnel	824	10.3	876	10.9	(52)	-5.9
— Fuel consumed for thermal generation	863	10.7	939	11.6	(76)	-8.1
— Electricity purchased	1,438	17.9	1,448	17.9	(10)	-0.7
— Interconnections and roaming	331	4.1	345	4.3	(14)	-4.1
— Services, leases and rentals	972	12.1	911	11.3	61	6.7
— Fuel for trading and gas for resale to end users	672	8.4	853	10.6	(181)	-21.2
— Materials	329	4.1	337	4.2	(8)	-2.4
— Other costs	181	2.3	223	2.8	(42)	-18.8
— Capitalized expenses	(223)	(2.8)	(239)	(3.0)	16	6.7
Total operating costs	5,387	67.1	5,693	70.6	(306)	-5.4

GROSS OPERATING MARGIN	2,642	32.9	2,376	29.4	266	11.2

Depreciation, amortization and accruals:
— Depreciation and amortization	1,015	12.7	1,092	13.5	(77)	-7.1
— Accruals and write-downs	67	0.8	80	1.0	(13)	-16.3
Total depreciation, amortization and accruals	1,082	13.5	1,172	14.5	(90)	-7.7

OPERATING INCOME	1,560	19.4	1,204	14.9	356	29.6

— Net financial income (expense)	(285)	(3.5)	(276)	(3.4)	(9)	3.3

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	1,275	15.9	928	11.5	347	37.4

— Extraordinary items	(19)	(0.3)	338	4.2	(357)	—

INCOME BEFORE TAXES	1,256	15.6	1,266	15.7	(10)	-0.8

— Income taxes	566	7.0	440	5.5	126	28.6

INCOME BEFORE MINORITY INTERESTS	690	8.6	826	10.2	(136)	-16.5

— Minority interests	(2)	—	38	0.5	(40)

GROUP NET INCOME	688	8.6	864	10.7	(176)	-20.4

Consolidated Balance Sheet

In millions of euro	at March 31, 2004	at Dec. 31, 2003	Change
Net fixed assets:
— Tangible and intangible	50,404	50,731	(327)
— Financial	512	531	(19)
Total	50,916	51,262	(346)

Net current assets:
— Trade receivables	7,138	6,991	147
— Inventories	4,349	4,211	138
— Other assets and net receivables from Electricity Equalization Fund	982	986	(4)
— Net tax (payables) receivables	(746)	(780)	34
— Trade payables	(5,334)	(5,835)	501
— Other liabilities	(7,961)	(7,627)	(334)
Total	(1,572)	(2,054)	482

Gross capital employed	49,344	49,208	136

Provisions:
— Employee termination indemnity	(1,299)	(1,298)	(1)
— Retirement benefits	(458)	(462)	4
— Net deferred taxes	(1,040)	(476)	(564)
— Other provisions	(1,449)	(1,483)	34
Total	(4,246)	(3,719)	(527)

Net capital employed	45,098	45,489	(391)

Group Shareholders’ Equity	21,816	21,124	692
Minority interests	197	191	6
Total Shareholders’ Equity	22,013	21,315	698

Net financial debt	23,085	24,174	(1,089)

TOTAL	45,098	45,489	(391)

Financial review

Income Statement

In the 1st Quarter of 2004, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions amounted to euro 5,315 million, growing by euro 176 million over the same period in 2003 (up 3.4%) due mainly to the following factors:

•	higher revenues from the sale and transport of electricity for the domestic regulated market that increased from euro 4,243 million to euro 4,407 million (up euro 164 million, or 3.9%). The application from January 1, 2004 of mechanisms for the equalization of distributors’ margins introduced by Authority Resolution no. 5/04 resulted in a euro 304 million increase in revenues (expected to be reabsorbed during the year). Such amount is partly offset by the reduction in quantities sold (primarily to resellers) and to the 3% reduction in the tariff component covering fuel costs, in addition to the impact of the new tariff system introduced by the Authority for years 2004-2007, coming into effect from February 1, 2004;

•	euro 64 million increase in revenues from electricity sales of international operations (up from euro 179 million to euro 243 million), of which euro 41 million due to the inclusion of Maritza and Enel Unión Fenosa Renovables in the scope of consolidation;

•	euro 60 million decline in Electricity Equalization Fund contributions, relating to previous years’ electricity generation of plants falling under the incentives of CIP Regulation no. 6/92.

Revenues from telecommunication services provided to third parties increased in the quarter by euro 52 million (up 5.5%), growing from euro 947 million to euro 999 million. The euro 68 million growth of revenues from mobile telecommunication services (up from euro 496 million to euro 564 million) and revenues generated on the Greek market, amounting to euro 25 million, were partly offset by the euro 44 million decline in revenues from fixed-line telephone and Internet services (down from euro 417 million to euro 373 million).

Gas sold to end users grew from euro 495 million in the 1st Quarter of 2003 to euro 560 million in the current period (up euro 65 million, or 13.1%) due primarily to the higher volume of gas sold, up from 1,754 million cubic meters in the 1st Quarter of 2003, to 2,099 million cubic meters in the current period (up 19.7%).

Revenues from other services, sales and revenues declined in the quarter by euro 333 million on the 1st Quarter of 2003 (from euro 1,488 million to euro 1,155 million) due primarily to the euro 254 million decline in fuel trading revenues, of which euro 126 million relating to natural gas and euro 128 million to other fuels. It is to be noted that in the last months of 2003 the supply of fuel to Eurogen (now Edipower) and Interpower (now Tirreno Power), no longer part of the Group, was terminated. In the 1st Quarter 2003 the item included a prize of euro 32 million awarded by the Authority for Electricity and Gas to Enel Distribuzione for improvements achieved in 2001 in the quality of its electricity supply service and an equal amount relating to revenues recorded by WIND as a result of the definition on the part of the Authority for Telecommunications of interconnection fees for 2002.

Personnel costs amount in the quarter to euro 824 million, declining by euro 52 million (down 5.9%), vis-à-vis a reduction in the average headcount of 8.2%. The higher average cost per employee (up 2.5%) reflects normal pay progression.

The cost of fuel consumed for thermal generation declines in the 1st Quarter of 2004 by euro 76 million (down 8.1%). Excluding the effect of the change in the scope of consolidation due to Maritza and Enel Unión Fenosa Renovables, it declines by euro 88 million (down 9.4%). Such change can be attributed to the decline in the price of natural gas and fuel oil on the 1st Quarter of 2003, and to savings achieved thanks to the coming into operation of new combined-cycle plants.

The cost of electricity purchased is equal to euro 1,438 million, declining by euro 10 million (down 0.7%) on the same period in 2003, against a 1.8% reduction in the volume of electricity purchased.

Interconnection and roaming costs decline in the 1st Quarter of 2004 by euro 14 million (down 4.1%) as a result of benefits deriving from the development of proprietary networks, allowing to reduce traffic diverted to other operators.

The cost of services, leases and rentals amounted to euro 972 million, increasing by euro 61 million (up 6.7%) on the 1st Quarter of 2003. Net of the euro 8 million increase resulting from the wider scope of consolidation (Maritza and Enel Unión Fenosa Renovables), the growth is due primarily to the following factors:

•	euro 19 million increase in advertising costs due primarily to the launch of i-mode services and the Happy Night offer by WIND;

•	a euro 12 million increase in the cost of electricity and gas transport;

•	a euro 13 million increase in the cost of information technology services received and an euro 7 million growth in commercial costs in the telecommunications sector.

The cost for the purchase of fuel for trading and gas for resale to end users declines in the quarter by euro 181 million (down 21.2%) from euro 853 million in the first three months of 2003, to euro 672 million in the current period.

Costs for the purchase of fuel for trading (including natural gas) decline by euro 221 million, while those for natural gas sold to end users grew by euro 40 million due the respective performance of sales.

The cost of materials consumed declined in the 1st Quarter of 2004 by euro 8 million (down 2.4%) on the 1st Quarter of 2003. Lower internal constructions in the Networks, Infrastructure and Sales Divisions were partly offset by higher requirements of Engineering and Contracting construction activities for third parties.

Other costs amounted to euro 181 million, down euro 42 million (an 18.8% decline) due primarily to the following factors:

•	euro 16 million decline in non-recurring expense due primarily to lower adjustments recognized by the ISO on electricity transported in the previous year;

•	euro 13 million decline in costs relating to green certificates;

•	euro 8 million decline in costs incurred by Enel Distribuzione in connection with the electricity system resulting from electricity usage efficiency regulations (energy efficiency certificates), the use of “clean” energy (green certificates) and improvements in the continuity of service. Such reduction is due to the replacement of charges for the improvement in the continuity of service, retrieved through sales tariffs in 2003, with a new tariff component recorded among payables to the Electricity Equalization Fund;

•	cancellation of the partial reimbursement mechanism for the margin generated on imports of electricity for the regulated market (Authority Resolution no. 226/02) equal, in the 1st Quarter of 2003, to a euro 7 million charge.

Capitalized costs declined by euro 16 million due primarily to lower internal construction of plant for the Networks and Infrastructure division, as described above.

Gross operating margin in the 1st Quarter of 2004 amounts to euro 2,642 million, up euro 266 million on the 1st Quarter of 2003 (an 11.2% increase).

The breakdown by division is shown in the table below.

Gross operating margin

	1st Quarter
In millions of euro	2004	2003	Change
Generation and Energy Management	993	1,171	(178)
Networks, Infrastructure and Sales	952	572	380
International operations	77	57	20
Transmission networks	210	183	27
Telecommunications	285	230	55
Parent Company and Other activities	125	163	(38)

Total	2,642	2,376	266

Main factors contributing to the change in gross operating margin are described in the analysis of Results by Division.

Operating income for the 1st Quarter of 2004 amounted to euro 1,560 million, increasing by euro 356 million on the same period in 2003 (up 29.6%). The higher increase in absolute terms with respect to the gross operating margin is due to a euro 90 million decline in depreciation, amortization and accruals (down 7.7%).

The extension of the useful life of domestic electricity transmission and distribution lines resulted in a euro 145 million reduction in depreciation charges, of which euro 120 million relating to the Networks, Infrastructure and Sales Divisions and euro 25 million to Terna. Such effect was partly offset by the euro 73 million increase in depreciation and amortization charges in the telecommunications area (net of the change in the scope of consolidation due to the contribution of Enel.Net), of which euro 32 million relating to the amortization of the cost for the acquisition of the UMTS license (not recorded in the 1st Quarter of 2003), euro 28 million to the consolidation difference on the acquisition on July 1, 2003 of the 26.6% share in the capital stock of WIND held by France Telecom, and euro 13 million relating to the growth of the proprietary telecoms network.

Accruals and write-downs declined in the first three months of 2004 by euro 13 million due mainly to the cancellation of the annual contribution on telecommunications services (turnover contribution).

The net financial expense amounted to euro 285 million, increasing by euro 9 million (up 3.3%) on the first three months of 2003, due primarily to the higher average debt.

Net extraordinary items are negative and amount to euro 19 million, as compared with positive euro 338 million in the 1st Quarter of 2003. The balance for the 1st Quarter of 2004 consists primarily of charges on early retirement incentives amounting to euro 30 million, partly offset by non-recurring income of various nature amounting to euro 11 million.

The balance for the first three months of 2003 included primarily the capital gain recorded on the disposal of Interpower, equal to euro 359 million, capital gains on the disposal of other assets, amounting to euro 18 million, and charges on early retirement incentives totaling euro 37 million.

Income taxes for the first three months of 2004 amounted to euro 566 million, representing a 45.1% implied tax rate. In the same period in 2003, the implied tax rate was equal to 34.8% as a result of the benefit deriving from the taxation of the capital gain on the disposal of Interpower at a reduced tax rate.

The estimated average normalized tax rate for 2004 is 44%, as compared with 45% in 2003, as a result of the replacement of IRPEG (34%) with IRES (33%).

The implied tax rate for the 1st Quarter of 2004 (45.1%) takes into account the impact of the IRAP (local corporate tax) component on the loss reported by the telecommunications sector, not included in the estimated 44% average normalized tax rate.

Cash flows and debt

Cash flows for the 1st Quarter of 2004 and 2003 are shown in the Statement of Cash Flows below.

	1st Quarter
In millions of euro	2004	2003
Net financial debt at beginning of period	(24,174) (1)	(24,467)	(1)

Cash generated by current operating activities	1,772	1,578

Capital expenditure	(624)	(771)
Investments in consolidated subsidiaries	(77)	(122)
Disposal of consolidated subsidiaries and other assets	18	904
Cash (employed) generated by investing activities	(683)	11

Capital increases contributed by third parties	5	35

Foreign exchange differences on financial debt	(5)	12

Change in net financial debt	1,089	1,636

Net financial debt at end of period	(23,085) (2)	(22,831)	(2)

(1)	January 1, 2003 and 2004.

(2)	March 31, 2003 and 2004.

Cash generated by current operating activities in the 1st Quarter of 2004 amounts to euro 1,772 million, up euro 194 million on the same period in 2003, reflecting results of operations.

Cash employed in investing activities amounted in the 1st Quarter of 2004 to euro 683 million, of which euro 624 million relating to capital expenditure, and euro 77 million to the acquisition of equity investments in consolidated subsidiaries. Of these, euro 41 million relate to the acquisition of Sicilmetano and Sicilmetano Energy, operating in the gas sector, and euro 36 million to the acquisition of equity investments in subsidiaries active in the generation of electricity from renewable resources in North America. Disposals in the first three months of 2004 consist primarily of equity investments in the environmental sector, amounting to euro 15 million. In the 1st Quarter of 2003, the amount included primarily proceeds from the disposal of Interpower (euro 798 million).

Changes in net financial debt are shown in the table below.

In millions of euro	at March 31, 2004	at December 31, 2003	Change
Medium- and long-term debt:
— Bank loans	11,919	11,951	(32)
— Bonds	10,581	10,431	150
— Other loans	183	166	17

Medium- and long-term debt	22,683	22,548	135

— Own bonds and other items	(528)	(532)	4
— Medium- and long-term guarantee deposits	(1,528)	(1,528)	—

Net medium- and long-term debt	20,627	20,488	139

Short-term debt:
Bank loans
— Use of revolving credit lines	577	1,172	(595)
— Other short-term bank debt	1,242	1,999	(757)
	1,819	3,171	(1,352)

Commercial paper	1,499	1,457	42
Other short-term financial debt	6	4	2

Short-term debt	3,324	4,632	(1,308)

Factoring receivables	(486)	(487)	1
Financial receivables from associates	(7)	(7)	—
Cash at banks and marketable securities	(373)	(452)	79

Net short-term financial debt	2,458	3,686	(1,228)

NET FINANCIAL DEBT	23,085	24,174	(1,089)

Net financial debt declined in the 1st Quarter of 2004 by euro 1,089 million due to the financial flows shown above. These flows were used primarily to reduce short-term debt.

Balance Sheet

Tangible and intangible assets declined in the quarter by euro 327 million. Tangible assets declined by euro 84 million due primarily to depreciation charges amounting to euro 702 million, net of capital expenditure amounting to euro 593 million. Intangible assets declined by euro 243 million as a result of the spread between the amortization charge for the period and the increase due to capital expenditure and changes in the scope of consolidation.

Financial assets decreased by euro 19 million due primarily to the retrieval of withholding taxes on employee termination indemnity as a result of a reduction in the headcount.

Net current assets at March 31, 2004 amount to negative euro 1,572 million, as compared with a negative balance of euro 2,054 million at December 31, 2003. The change, equal to euro 482 million, is due mainly to the following factors:

•	a euro 147 million increase in trade receivables, prevalently in the electricity sector, partly due to the effect of the refining of techniques for measuring electricity distributed at the end of the period;

•	a euro 138 million increase in inventories, attributable prevalently to the growth in contract work carried out by the Engineering and Contracting sector;

•	a euro 501 million decline in trade payables due mainly to outlays for capital expenditure;

•	increase in other liabilities, up euro 334 million, due mainly to the growth in advances paid by customers in the Engineering and Contracting sector (up euro 173 million) and accrued liabilities (up euro 247 million) due to interest accrued and to items such as 13th monthly salary payments. These increases are partly offset by a euro 129 million reduction in payables to personnel.

Provisions increase by euro 527 million due mainly to the growth in the net deferred tax provision (up euro 564 million) that includes income taxes accrued for the quarter.

Net capital employed declines from euro 45,489 million at December 31, 2003 to euro 45,098 million at March 31, 2004, down euro 391 million. Shareholders’ Equity (Group and minority interests) amounts to euro 22,013 million and net financial debt amounts to euro 23,085 million. The debt to equity ratio is equal to 1.05 (1.13 at December 31, 2003).

Results by Division

	1st Quarter
In millions of euro	2004	2003	Change
Generation and Energy Management
Revenues	2,967	3,460	(493)	-14.2%
Gross operating margin	993	1,171	(178)	-15.2%
Operating income	722	893	(171)	-19.1%

Networks, Infrastructure and Sales
Revenues	5,466	5,257	209	4.0%
Gross operating margin	952	572	380	66.4%
Operating income before amortization of goodwill	758	260	498	—
Operating income	746	247	499	—

International operations
Revenues	251	190	61	32.1%
Gross operating margin	77	57	20	35.1%
Operating income before amortization of goodwill	44	29	15	51.7%
Operating income	32	18	14	77.8%

Transmission networks
Revenues	281	248	33	13.3%
Gross operating margin	210	183	27	14.8%
Operating income	166	120	46	38.3%

Telecommunications
Revenues	1,075	1,044	31	3.0%
Gross operating margin	285	230	55	23.9%
Operating income before amortization of goodwill	(38)	(57)	19	33.3%
Operating income	(177)	(168)	(9)	-5.4%

Parent Company
Revenues	240	263	(23)	-8.7%
Gross operating margin	58	56	2	3.6%
Operating income	52	50	2	4.0%

Services and Other activities
Revenues	481	555	(74)	-13.3%
Gross operating margin	72	136	(64)	-47.1%
Operating income	24	73	(49)	-67.1%

Adjustments and elisions
Revenues	(2,732)	(2,948)	216	—
Gross operating margin	(5)	(29)	24	—
Operating income	(5)	(29)	24	—

Total
Revenues	8,029	8,069	(40)	-0.5%
Gross operating margin	2,642	2,376	266	11.2%
Operating income before amortization of goodwill	1,723	1,339	384	28.7%
Operating income	1,560	1,204	356	29.6%

Generation and Energy Management

The Division includes electricity generation and energy related activities in Italy and abroad, managing the following areas:

•	Electricity:

—	generation in Italy through Enel Produzione (thermal and hydroelectric power) and Enel Green Power (geothermal, wind and hydroelectric power);

—	sale on the domestic market to “large electricity users” (end users with an annual consumption in excess of 100 million kWh) and wholesalers, through Enel Trade;

—	trading on international markets, through Enel Trade.

•	Energy products, through Enel Trade:

—	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end users);

—	sale of natural gas to “distributors”;

—	trading on international markets;

•	Logistic Services, through Enel Logistica Combustibili.

•	Technologies linked to the development of alternative energy resources, through Conphoebus.

To allow comparability of figures previously reported for the 1st Quarter of 2003, “International Operations”, represented at the time by Spanish company Viesgo Generación and American subsidiaries Enel North America and Enel Latin America, have been reclassified under the division in which they operate.

Generation and Energy Management

	1st Quarter
In millions of euro	2004	2003		Change
Revenues	2,967	3,460		(493)	-14.2%
Gross operating margin	993	1,171		(178)	-15.2%
Operating income	722	893		(171)	-19.1%

Net capital employed	11,399	11,947	(1)	(548)	-4.6%
Employees at period-end (no.)	10,241	10,318	(1)	(77)	-0.7%
Capital expenditure	118	100		18	18.0%

(1)	At December 31, 2003

Electricity generation

Enel net domestic electricity generation

	1st Quarter
In millions of kWh	2004	2003	Change
Net generation:
Thermal	24,602	24,382	220	0.9%
Hydroelectric	6,054	7,017	(963)	-13.7%
Geothermal	1,297	1,248	49	3.9%
Other resources	62	21	41	195.2%
Total net generation	32,015	32,668	(653)	-2.0%

Net electricity generation declined in the 1st Quarter of 2004 by 2.0% over the 1st Quarter of 2003. Thermal generation increased in the quarter by about 0.9% while hydroelectric generation declined by 13.7% due to the lower water supply than in the first three months of 2003. Generation from other resources almost trebled due to the coming into operation of new wind generation plants.

Contribution to gross thermal generation

	1st Quarter
In millions of kWh	2004		2003		Change
High-sulfur content fuel oil (S>0.5%)	2,167	8.3%	2,159	8.3%	8	0.4%
Low-sulfur content fuel oil (S<0.5%)	3,884	14.9%	4,126	16.0%	(242)	-5.9%
Total fuel oil	6,051	23.2%	6,285	24.3%	(234)	-3.7%

Natural gas	10,402	39.9%	10,793	41.7%	(391)	-3.6%
Coal	8,643	33.2%	8,420	32.6%	223	2.6%
Orimulsion and other fuels	956	3.7%	372	1.4%	584	157.0%

TOTAL	26,052	100.0%	25,870	100.0%	182	0.7%

The breakdown above shows a reduction in generation from fuel oil and natural gas due to changes in the price of the related commodities, and a corresponding increase in electricity generated from cheaper fuels (coal and orimulsion), benefiting from the higher availability of plants fired on such fuels.

Generation from natural gas reported a shift from the use of traditional oil/gas plants to the new combined-cycle plants, allowing for savings of about 8% in fuel consumption. The use of orimulsion grew on the 1st Quarter of 2003 that had been affected by difficulties in procurement caused by strikes in Venezuela.

The Veneto Region renewed for one year the authorization for the experimental use of fuel produced from the firing of waste together with coal in the Fusina plant.

Operating performance

Revenues for the 1st Quarter of 2004 amount to euro 2,967 million, declining by euro 493 million (down 14.2%) on the same period in 2003, due mainly to the following factors:

•	lower revenues from the sale of fuel for trading, down about euro 254 million due to the termination of supply contracts with generation companies sold;

•	a decline in net generation (down 2.0%) and of the tariff component aimed at covering fuel costs (down 3.0%), with an impact on revenues of about euro 180 million;

•	a euro 60 million reduction in Electricity Equalization Fund contributions on past years’ generation of plants falling under the incentives of CIP Regulation no. 6/92.

The gross operating margin for the 1st Quarter of 2004 amounts to euro 993 million, declining by euro 178 million (down 15.2%) on the 1st Quarter of 2003 (euro 1,171 million) due mainly to the following factors:

•	a reduction in both hydroelectric generation (down 13.7%) and the variable component of the price of electricity linked to energy prices, with a negative impact on the gross operating margin of about euro 110 million;

•	a euro 35 million reduction due to a changed mix of sales between the different time bands;

•	a euro 60 million reduction in the above-mentioned Electricity Equalization Fund contributions;

•	lower margins reported by Enel Trade, down euro 30 million, as a result of a decline in volumes traded;

•	a euro 55 million increase in the positive spread between the tariff component aimed at covering fuel costs and the actual cost of fuels used in thermal generation. The increase is due to the gradual shift in the fuel mix towards cheaper fuels (coal and orimulsion) in addition to the higher efficiency of generation plants due to the coming into service of combined-cycle plants.

The operating income for the quarter amounts to euro 722 million, down from euro 893 million in the first three months of 2003. The euro 171 million decline in operating income (down 19.1%) is in line with that of the gross operating margin.

Networks, Infrastructure and Sales

Enel’s Group structure includes two specific operating divisions:

•	Networks and Infrastructure, that consists of electricity and gas network operations;

•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels.

Due to the current transitional stage leading to the adoption of rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks, Infrastructure and Sales

	1st Quarter
In millions of euro	2004	2003		Change
Electricity
Revenues	4,894	4,737		157	3.3%
Gross operating margin	805	454		351	77.3%
Operating income	631	162		469	—

Gas
Revenues	572	520		52	10.0%
Gross operating margin	147	118		29	24.6%
Operating income before amortization of goodwill	127	98		29	29.6%
Operating income	115	85		30	35.3%

Total
Revenues	5,466	5,257		209	4.0%
Gross operating margin	952	572		380	66.4%
Operating income before amortization of goodwill	758	260		498	—
Operating income	746	247		499	—

Net capital employed	12,040	11,360	(1)	680	6.0%
Employees at period-end (no.)	35,203	36,424	(1)	(1,221)	-3.4%
Capital expenditure	330	393		(63)	-16.0%

(1)	At December 31, 2003.

Electricity

The sector includes:

•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);

•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

•	Enel Energia (sale of electricity on the free market to customers with an annual consumption below 100 million kWh);

•	Enel Sole (public and art lighting) and Enel.si (franchising and equipment installation).

Results for the 1st Quarter of 2003, reported for comparative purposes, do not include electricity distribution activities in Spain (Electra de Viesgo Distribución), reattributed to the International Operations Division.

Operating performance

Revenues for the quarter reported by companies in the Networks, Infrastructure and Sales divisions amount to euro 4,894 million, growing by euro 157 million (up 3.3%) on the same period in 2003 due mainly to the following factors:

•	the application from January 1, 2004 of a mechanism for the equalization of margins earned by distributors, introduced by Authority Resolution no. 5/04, resulting in the recording of euro 304 million in revenues, expected to be gradually reabsorbed by the end of the year. Such mechanism maintains different wholesale prices for electricity according to the time of use and the season (prices are higher in the autumn and fall months) and equalizes margins earned by distributors during the year, through the action of the Electricity Equalization Fund. As a result, euro 304 million were recorded in the 1st Quarter of 2004 as revenue from the Electricity Equalization Fund, expected to be reabsorbed in the course of the year due to lower electricity prices recognized in the summer months;

•	a euro 23 million increase in revenues from Enel Energia from sales on the free market;

•	a euro 143 million reduction in revenues from Enel Distribuzione and Deval from the sale and transport of electricity, of which euro 76 million relating to end-users and euro 67 million due to lower amounts of electricity supplied to resellers;

•	a euro 20 million decline in other revenues from Enel Distribuzione and a euro 5 million decline in revenues from Enel Sole.

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh
	Transported	Sold on		In		Transported	Sold on		In
	for the free	regulated		millions		for the free	regulated		millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh
	1st Quarter 2004					1st Quarter 2003
High-voltage	10,883	1,195	12,078	139	1.15	11,445	1,217	12,662	153	1.21
Medium-voltage	15,396	6,195	21,591	715	3.31	12,842	8,357	21,199	886	4.18
Low-voltage	1,062	28,368	29,430	3,045	10.35	223	26,138	26,361	2,936	11.14

Total	27,341	35,758	63,099	3,899	6.18	24,510	35,712	60,222	3,975	6.60

Total revenues from the sale (regulated market) and transport of electricity, excluding supplies to resellers, amount in the 1st Quarter of 2004 to euro 3,899 million, down euro 76 million (a 1.9% decline) on the same period in 2003. Sales on the regulated market amount in the 1st Quarter of 2004 to 35,758 million kWh in line with the same period in 2003 (35,712 million kWh), benefiting also from the refining of techniques for the metering of electricity purchased and distributed, but not yet billed at the end of the quarter. The volume of electricity transported on behalf of the free market increases by 2,831 million kWh (up 11.6%). Total electricity distributed increases by 4.8% on the same period in 2003 (by 1.8% net of the impact deriving from the mentioned refining of metering techniques).

Average unit revenues per kWh distributed declines from €¢ 6.60 to €¢ 6.18 (down 6.4%) due to the following factors, analyzed by voltage segment:

•	revenues from the sale of high-voltage electricity decline by euro 14 million (down 9.2%), with a 4.6% decline in electricity distributed. The 5.0% reduction in the average price reflects primarily the decline in the tariff component covering fuel prices (Ct parameter) and the impact of new tariff system for years 2004-2007 (effective from February 1, 2004);

•	revenues from the sale of medium-voltage electricity amounted to euro 715 million, representing a decline of euro 171 million (down 19.3%) on the 1st Quarter of 2003, while electricity distributed grew by 392 million kWh (up 1.8%). The decline in the average price (down €¢ 0.87 per kWh, a 20.8% decline) reflects primarily the change in to the different mix between non-eligible customers (with a 2,162 million kWh reduction, equal to 25.9%) and eligible ones (with a 2,554 million kWh increase, equal to 19.9%). For the latter, revenues are represented by tariff components aimed at remunerating network operating and sales costs, while non-eligible customers are charged the full price that covers also the cost of electricity sold. Such effect was amplified by tariff reductions described in the paragraph above;

•	revenues from the sale of low-voltage electricity amounted to euro 3,045 million, increasing by euro 109 million (up 3.7%) on the 1st Quarter of 2003, while electricity distributed grew by 11.6% (up 3,069 million kWh) due to the mentioned refining of techniques for the metering of electricity distributed and not yet billed at the end of the quarter. The average price of electricity distributed declines by 7.0% due to the mentioned changes in tariffs and the growth in the weight of electricity transported for the free market.

Electricity supplied to resellers (sales and transport) declined by euro 67 million, from euro 303 million in the 1st Quarter of 2003, to euro 236 million in the current quarter.

With regards to the free market, Enel Energia’s sales to eligible end users and other operators (including infragroup adjustments with Enel Trade) grow by euro 23 million, as detailed below.

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh
	1st Quarter 2004		1st Quarter 2003		Change
Sales to eligible end users	153	1,639	126	1,367	27	272
Sales to other operators	1	25	2	45	(1)	(20)
	154	1,664	128	1,412	26	252
Infragroup adjustments	8	—	11	—	(3)	—

TOTAL	162	1,664	139	1,412	23	252

The growth in sales to end users (up 19.9%) is the result of sales campaigns aimed primarily at medium-size customers (with an annual consumption included between 0.1 and 1 million kWh).

Considering also sales made by Enel Trade to end-users, amounting to 3,346 million kWh, the Group’s domestic free market sales in the quarter amount to 5,010 million kWh, up 94.6% on the 1st Quarter of 2003 (growing by 2,436 million kWh), benefiting from the 2,164 million kWh increase in sales to large electricity users made by Enel Trade.

Gross operating margin grows in the quarter by euro 805 million, increasing by euro 351 million (up 77.3%) on the same period in 2003. The application of the mentioned equalization mechanism determined a seasonal increase equal to euro 304 million.

On a comparative bases with the 1st Quarter of 2003, gross operating margin increases by euro 47 million (up 10.4%). The reduction in personnel costs (down euro 34 million) and the increase in electricity transported allowed to counter the tariff reduction introduced for years 2004-2007, effective February 1, 2004.

Operating income for the 1st Quarter of 2004 amounts to euro 631 million, as compared with euro 162 million in the same period in 2003. The euro 469 million increase reflects primarily the euro 351 million increase in the gross operating margin and the reduction in the depreciation expense resulting from the extension of the useful economic life of distribution networks to bring it into line with international practice.

Gas

In the context of the Networks, Infrastructure and Sales Divisions, the distribution and sale of natural gas is carried out by the following main companies:

•	Enel Distribuzione Gas, Enel Rete Gas (formerly Camuzzi Gazometri), GE.AD. and Sicilmetano, owners of the distribution networks and the related concession for their management, issued at the local level;

•	Enel Gas and Sicilmetano Energy, to which the sale of gas to end users is entrusted. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.

Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.

In the 1st Quarter of 2004, the restructuring process started in 2003 and aimed at the disposal of companies operating in the waste management sector and at the strengthening of Enel’s presence in the sector of the distribution and sale of natural gas continued.

In this context, Aimeri was sold for euro 14 million, while Sicilmetano and Sicilmetano Energy were acquired for euro 41 million. The first of the two companies acquired is active in the distribution of natural gas in a number of Sicilian provinces, managing the related concessions in 15 municipalities, with 61,000 customers connected, of which 37,000 active. The second manages sales activities in the same area.

Revenues in the 1st Quarter of 2004 amounted to euro 572 million, as compared with euro 520 million in the 1st Quarter of 2003, representing an increase of euro 52 million (up 10.0%). Revenues from the sale of natural gas amounted to euro 560 million, growing by euro 65 million (up 13.1%). Volumes of gas sold grow from 1,754 million cubic meters in the 1st Quarter of 2003, to 2,099 million cubic meter in the current period, increasing by 345 million cubic meters (up 19.7%), of which 215 million cubic meters relating to non-household customers which were the target of marketing actions.

At the end of March 2004, customers served in the Gas Area were about 1.8 million, distributed throughout the Italian territory.

Taking into account also the activity of Enel Trade, that in the 1st Quarter of 2004 reported sales to third parties amounting to 606 million cubic meters of gas and revenues equal to euro 117 million, total gas sales of the Group amount to 2,705 million cubic meters, generating euro 677 million in revenues.

Gross operating margin for the 1st Quarter of 2004 amounts to euro 147 million, improving by euro 29 million (up 24.6%) on the 1st Quarter of 2003 as a result of higher volumes of gas sold and transported, coupled with savings in terms of procurement costs.

Considering that Enel Trade’s procurement and sale of natural gas activities generated a gross operating margin of euro 24 million, the total margin generated by the Group amounts in the 1st Quarter of 2004 to euro 171 million, down euro 12 million on the 1st Quarter of 2003. The decline reported by Enel Trade amounts to euro 41 million and is due to lower volumes traded and the different margin on infragroup supplies.

Operating income in the 1st Quarter of 2004 is equal to euro 115 million, up euro 30 million (a 35.3% increase), in line with the improvement of the gross operating margin.

International operations

In 2003, electricity generation, distribution and sale activities outside of Italy were grouped into a division, in charge also of business development activities through partnerships and acquisitions to be sought in the context of strategies outlined by the Parent Company.

The International operations division currently includes the following companies:

•	generation: Viesgo Generación and Enel Unión Fenosa Renovables (Spain), Maritza (Bulgaria), Enel North America (North America) and Enel Latin America (Central and South America);

•	distribution and sale: Electra de Viesgo Distribución and Viesgo Energía (Spain).

The comparability of results for the two periods considered is affected by the widening of the scope of activity resulting from the consolidation of Maritza and Enel Unión Fenosa Renovables, acquired respectively in April and December 2003.

Results for the 1st Quarter of 2003 relate to International operations separately reported under the Generation and Energy Management Division, in addition to the results of electricity distribution activities in Spain, which in the 1st Quarter of 2003 were included under the Networks, Infrastructure and Sales Divisions.

International operations

	1st Quarter
In millions of euro	2004	2003		Change
Revenues	251	190		61	32.1%
Gross operating margin	77	57		20	35.1%
Operating income before amortization of goodwill	44	29		15	51.7%
Operating income	32	18		14	77.8%
Net capital employed	3,158	3,132	(1)	26	0.8%
Employees at period-end (no.)	1,703	1,710	(1)	(7)	-0.4%
Capital expenditure	27	15		12	80.0%

(1)	At December 31, 2003.

Revenues for the 1st Quarter of 2004 amount to euro 251 million, of which euro 194 million generated in Spain by Viesgo and Enel Unión Fenosa Renovables (as compared with euro 166 million in the 1st Quarter of 2003 relating to Viesgo alone), euro 27 million in North and South America (euro 24 million in the 1st Quarter of 2003), and euro 30 million reported by Bulgarian subsidiary Maritza. The euro 61 million growth in revenues can be ascribed to changes in the scope of consolidation, accounting for euro 42 million (of which euro 12 million relating to Enel Unión Fenosa Renovables), and to the euro 16 million increase registered by the Viesgo Group in generation activities, affected in the 1st Quarter of 2003 by the temporary unavailability of a number of plants as a result of planned maintenance and other technical reasons. Electricity generated by international operations in the 1st Quarter of 2004 amounts to 3,200 million kWh (as compared with 1,734 million kWh in the 1st Quarter of 2003), of which 827 million kWh relating to Maritza and 374 million kWh to Enel Unión Fenosa Renovables.

Electricity sales of distribution companies operating in Spain amount to 1,103 million kWh, up 11.5% on the 1st Quarter of 2003 (in which it amounted to 989 million kWh).

Gross operating margin in the 1st Quarter of 2004 amounts to euro 77 million, increasing by euro 20 million (up 35.1%) on the 1st Quarter of 2003. The growth is due primarily to the consolidation of Maritza and Enel Unión Fenosa Renovables, generating a margin equal respectively to euro 12 million and euro 7 million.

Operating income for the 1st Quarter of 2004 amounts to euro 32 million, increasing by euro 14 million on the 1st Quarter of 2003 (up 77.8%), after depreciation and amortization charges recorded by Maritza (euro 1 million) and Enel Unión Fenosa Renovables (euro 3 million).

Transmission networks

Terna owns the majority of the Italian National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). On December 31, 2003, Terna acquired from Enelpower a controlling share in Brazilian companies Trasmissora Sudeste Nordeste SA and Novatrans Energia SA, owners of two super-high voltage transmission lines in Brazil.

In the 1st Quarter of 2004, Terna was active in the preparatory work for an initial public offering, leading to the presentation of the Information Memorandum to Consob and the application for the listing to Stock Market authorities on March 12, 2004. Terna was reorganized and new By-laws, consistent with the reform of Company Law and its future listing on the stock exchange, were adopted. To optimize the financial structure of the company, a reduction of the capital stock from euro 2,036 million to euro 440 million was resolved, effective April 29, 2004. The operation will take place through the reimbursement to the Parent Company of euro 1,200 million and the accrual to equity reserves of the residual euro 396 million.

To improve comparability with figures for the 1st Quarter of 2003, results of Terna for the 1st Quarter of 2004 are reported separately from results of Brazilian subsidiaries for the same period. In the 1st Quarter of 2003, the operations of the latter were in fact included under “Services and Other activities”. Revenues and margins reported by Brazilian subsidiaries in the 1st Quarter of 2003 were in any case insignificant due to the small portion of the network already in operation.

Transmission networks

	1st Quarter
In millions of euro	2004	2003		Change
Terna
Revenues	258	248		10	4.0%
Gross operating margin	194	183		11	6.0%
Operating income	152	120		32	26.7%

Brazilian subsidiaries
Revenues	23	—		23	—
Gross operating margin	16	—		16	—
Operating income	14	—		14	—

Total
Revenues	281	248		33	13.3%
Gross operating margin	210	183		27	14.8%
Operating income	166	120		46	38.3%

Net capital employed	3,608	3,580	(1)	28	0.8%
Employees at period-end (no.)	2,903	2,821	(1)	82	2.9%
Capital expenditure	59	93	(2)	(34)	-36.6%

(1)	At December 31, 2003.

(2)	Euro 62 million relating to Brazilian subsidiaries were reallocated from the “Services and Other activities” Division.

Revenues recorded by Terna in the 1st Quarter of 2004 grow by euro 10 million on the same period in the previous year, of which euro 6 million due to higher volume of electricity delivered and withdrawn from the network, in addition to the increase in transport fees. Revenues other than NTN fees increase by euro 4 million, due primarily to capital grants.

Gross operating margin grows by euro 11 million, reflecting the increase in revenues and a euro 1 million reduction in operating costs.

The operating income records a stronger growth (up euro 32 million) due primarily to the euro 25 million decline in depreciation expense resulting from the extension of the residual useful economic life of transmission lines. Depreciation charges for the 1st Quarter of 2003 were in fact calculated on higher depreciation rates.

Telecommunications

WIND operates in the fixed and mobile telephone telecommunications and Internet services sector. Mobile and convergent services are offered under the WIND trademark, while fixed telephony services are offered under the INFOSTRADA one. The LIBERO trademark is used for all Internet activities.

In the 1st Quarter of 2004, the Parent Company contributed to WIND the entire capital stock of Enel.Net, owner of the optic fiber backbone line (acquired on July 1, 2003 through a spin-off from Enel.it), and the transmitter network (consisting of base stations, pylons, poles and antenna supports). Figures for the 1st Quarter of 2004 of the telecommunications area include therefore, unlike in the corresponding period in 2003, figures relating to Enel.Net.

Telecommunications

	1st Quarter
In millions of euro	2004	2003		Change
Revenues	1,075	1,044		31	3.0%
Gross operating margin	285	230		55	23.9%
Operating income before amortization of goodwill	(38)	(57)		19	33.3%
Operating income (1)	(177)	(168)		(9)	-5.4%

Net capital employed (1)	13,022	13,203	(2)	(181)	-1.4%
Employees at period-end (no.)	8,673	8,769	(2)	(96)	-1.1%
Capital expenditure	72	144		(72)	-50.0%

(1)	Includes the amortization of goodwill paid on the acquisition of Infostrada and the stake in WIND formerly owned by Deutsche Telekom and France Telecom. Goodwill relating to WIND’s minor subsidiaries is also included.

(2)	At December 31, 2003.

In the first three months of 2004, WIND increased its customer base in the mobile segment and continued to develop innovative services (i-mode™) and its product range.

In the mobile telephone service segment, WIND’s activities focused on the development of customer loyalty and the acquisition of high-value customers able to generate an increase in traffic on its network, through the development of value added and multimedia services. The total number of WIND’s mobile telephone service customers at the end of the quarter amounts to about 10.2 million, as compared with

9.9 million at December 31, 2003. WIND’s market share (on the total number of SIM cards) at the end of March 2004 is estimated at 17.8%, up from 17.3% at the end of 2003.

Total voice traffic for the 1st Quarter of 2004 was equal to about 2.8 billion minutes, up 27% on the first three months of 2003. Revenues from mobile services amounted in the quarter to euro 564 million, up 14% on the same period in 2003 (in which they amounted to euro 496 million).

WIND’s average monthly revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators), increased from euro 20.0 in the 1st Quarter of 2003 to euro 21.5 in the current period.

In the fixed telephony segment, WIND launched Happy Night, an offer that allows customers to call free of charge any fixed-line telephone in the evening and at night. The company continued its campaign for the development of its direct access voice telephone service customer base (Unbundling of the Local Loop, ULL).

At the end of March 2004, WIND had a base of 2.8 million active customers, down about 10% on December 31, 2003 due to strong competitive pressure from the incumbent operator. WIND’s voice traffic in the quarter was equal to about 3.9 billion minutes, as compared with about 4.1 billion minutes in the 1st Quarter of 2003.

Internet activities record a decline in dial-up traffic, in line with voice service traffic, due partly to the gradual migration to broadband services (Asymmetric Digital Subscriber Line, ADSL). At March 31, 2004, WIND continues to be the leading access provider with 15.2 million registered customers, of which about 3.1 million active customers (customers who used the service at least one in the previous month), against 3.4 million active customers at December 31, 2003.

Revenues from fixed telephony and Internet services in Italy amount in the 1st Quarter of 2004 to euro 373 million, as compared with euro 417 million in the same period in 2003, down about 10% due to general market conditions and strong competition.

The development of infrastructure (networks and information systems) continued in the 1st Quarter of 2004. At the end of the quarter, the coverage of the radio mobile signal reached 98.6% of the population, both for the GSM and GPRS service, while fixed-line and Internet service had a coverage of 100% of the population in the indirect access mode (Carrier Selection e Carrier Pre-selection).

Operating performance

Revenues increase by 3%, from euro 1,044 million in the 1st Quarter of 2003 to euro 1,075 million in the current period (up euro 31 million). Revenues for the mobile telephone segment grew by euro 68 million (up 13.7%) while revenues generated in Greece by subsidiary Tellas grow by euro 25 million. These increases were partly offset by the euro 44 million decline in revenues from fixed telephony and Internet services in Italy. Revenues in the 1st Quarter of 2003 were positively affected by a non-recurrent gross income of euro 32 million due to the assessment in March 2003 of telephone interconnection charges for 2002 on the part of the competent Authority.

Gross operating margin amounts to euro 285 million, improving by euro 55 million (up 23.9%) on the 1st Quarter of 2003, benefiting from the mentioned increase in revenues coupled with a reduction in operating costs (down 2.9%) as a result of cost containment actions. Interconnection and roaming costs continue to decline as a percentage of revenues from 33.0% in the 1st Quarter of 2003 to 30.8% in the current period.

Operating income before the amortization of goodwill improves by euro 19 million, from negative euro 57 million in the 1st Quarter of 2003, to negative euro 38 million in the first three months of 2004. The improvement is lower than that of the gross operating margin as a result of higher depreciation, amortization and accruals, up euro 36 million, of which euro 32 million relating to the amortization expense on the recently acquired UMTS license, not recorded in the 1st Quarter of 2003.

Operating income, net of euro 139 million of goodwill amortization, amounts to a loss of euro 177 million, declining by euro 9 million on the 1st Quarter of 2003. Higher amortization of goodwill, up euro 28 million, is due to the recording on July 1, 2003 of euro 1,411 million relating to goodwill on the acquisition of the 26.6% share in WIND from France Telecom.

Parent Company and Other activities

Parent Company and Other activities

	1st Quarter
In millions of euro	2004	2003		Change
Parent Company
Revenues	240	263		(23)	-8.7%
Gross operating margin	58	56		2	3.6%
Operating income	52	50		2	4.0%

Employees at period-end (no.)	541	522		19	3.6%

Services and Other activities
Revenues	481	555		(74)	-13.3%
Gross operating margin	72	136		(64)	-47.1%
Operating income	24	73		(49)	-67.1%

Net capital employed	1,911	2,220	(1)	(309)	-13.9%
Employees at period-end (no.)	4,115	4,206	(1)	(91)	-2.2%
Capital expenditure	18	26	(2)	(8)	-30.8%

(1)	At December 31, 2003.

(2)	Euro 62 million relating to Brazilian transmission lines were reallocated to “Transmission networks”.

Parent Company

As an industrial holding company, Enel defines strategic targets for the Group and coordinates activities of subsidiaries. In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

Due to contractual obligations, the Parent Company temporarily retains title to long-term electricity import contracts. Imported electricity is sold to Enel Distribuzione.

In the 1st Quarter of 2004 revenues amount to euro 240 million, declining by euro 23 million on the 1st Quarter of 2003 due primarily to the reduction in electricity volumes imported and subsequently sold to Enel Distribuzione.

Gross operating margin and operating income amount respectively to euro 58 million and euro 52 million, and are in line with those reported in the 1st Quarter of 2003 (euro 56 million and euro 50 million respectively).

Services and Other activities

The “Services and Other activities” Division provides competitive services to Enel divisions and offers them on the market. The Division includes the Real Estate and Facility Management, Engineering and Contracting, Information Technologies and Water activities, in addition to Personnel Training and Administration, Factoring and Insurance services. Until December 31, 2003 it included also very-high voltage electricity transmission activities in Brazil, carried out by subsidiaries Novatrans and TSN, in addition to the ownership and management of the optic fiber telecommunications network controlled by Enel.Net and used by WIND. At the end of 2003, Brazilian subsidiaries were sold by Enelpower to Terna, while Enel.Net was contributed to WIND in the 1st Quarter of 2004 and was consolidated in the latter’s accounts from January 1, 2004.

Considered as a whole, activities of various nature of the Enel Group reported in the 1st Quarter of 2004 revenues amounting to euro 481 million, down euro 74 million (a 13.3% decline) on the same period in 2003 (in which they amounted to euro 555 million). The mentioned change in the scope of operations determined a reduction of about euro 20 million. Lower activity in the Real estate and Facility Management sector and the review of information technology prices of captive operations represent other significant components.

Gross operating margin amounts in the 1st Quarter of 2004 to euro 72 million, down euro 64 million on the 1st Quarter of 2003 (in which it amounted to euro 136 million) due primarily to the following:

•	a euro 21 million decline in Engineering and Contracting captive activities;

•	a euro 18 million decline registered by Information Technology due to the mentioned review of fees applied to Group companies;

•	euro 14 million decline registered by the Real estate and Facility Management sector due to lower activity;

•	a euro 11 million decline resulting from the mentioned reduction in the scope of activity.

In the 1st Quarter of 2004, operating income amounts to euro 24 million, down euro 49 million, reporting lower depreciation charges in the Real estate and Information Technology sector with respect to the gross operating margin.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated:  June 3, 2004